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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------
                                  SCHEDULE TO

                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                                       OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)
                             ---------------------
                             ROHN INDUSTRIES, INC.

                       (Name of Subject Company (Issuer))
                           --------------------------
                        ROHN INDUSTRIES, INC. (OFFEROR)

    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                           --------------------------

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)
                           --------------------------

                                   775381106

                     (CUSIP Number of Class of Securities)
                           --------------------------

                                JAMES F. HURLEY
                             ROHN INDUSTRIES, INC.
                              6718 WEST PLANK ROAD
                                 P.O. BOX 2000
                             PEORIA, ILLINOIS 61604
                                 (309) 697-4400
                 (Name, address, and telephone number of person
 authorized to receive notices and communications on behalf of filing persons)

                                WITH A COPY TO:

                                 JOHN M. BIBONA
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000
                           --------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $24,438,280.50                                                  $4,887.66

 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 5,430,729 common shares, $0.01 par value per share, at the maximum tender offer price of $4.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

**  Previously paid.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable
    Form or Registration No.: Not applicable
    Filing Party: Not applicable
    Date Filed: Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  INTRODUCTION

    This Amendment No. 7 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by ROHN Industries, Inc., a Delaware corporation, to purchase up to 5,430,729 shares of its common stock, $0.01 par value per share. ROHN is offering to purchase these shares at a price not greater than $4.50 nor less than $3.75 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. ROHN's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

    This Amendment No. 7 to Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO, as amended, as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 7 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION

    Item 4 is hereby supplemented and amended as follows:

1. Clause (7) of the second paragraph in section 7 of the Offer to Purchase, as amended, is further amended to replace "March 16, 2001" with "April 3, 2001".

2. Clause (9) of the second paragraph in section 7 of the Offer to Purchase, as amended, is further amended to replace "March 16, 2001" with "April 3, 2001".

3. A fifth paragraph is added to section 7 of the Offer to Purchase that reads as follows:

    On April 4, 2001, we further amended our offer conditions regarding our share price, equity market prices and equity market indices (clauses 7 and 9 above) to measure declines against the levels existing at the close of business on April 3, 2001.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       ROHN INDUSTRIES, INC.

                                                       By:  /s/ JAMES F. HURLEY
                                                            -----------------------------------------
                                                            James F. Hurley
                                                            CHIEF FINANCIAL OFFICER

Dated: April 4, 2001

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                       DESCRIPTION
---------------------                               -----------
(a)(1)(A)                   Offer to Purchase, dated March 8, 2001.*

(a)(1)(B)                   Letter of Transmittal.*

(a)(1)(C)                   Notice of Guaranteed Delivery.*

(a)(1)(D)                   Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees, dated March 8, 2001.*

(a)(1)(E)                   Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees, dated March 8,
                            2001.*

(a)(1)(F)                   Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.*

(a)(2)-(4)                  Not applicable.

(a)(5)(A)                   Press Release, dated March 8, 2001.*

(a)(5)(B)                   Press Release, dated March 16, 2001.*

(a)(5)(C)                   The Wall Street Transcript interview with James F. Hurley, dated March 19, 2001.*

(b)(1)                      Credit Agreement dated as of March 8, 2001 ("Credit
                            Agreement"), by and among ROHN Industries, Inc.; certain of its subsidiaries; LaSalle Bank, N.A., as administrative
                            agent and joint lead arranger; National City Bank, as
                            syndication agent and joint lead arranger; and the lenders listed therein.*

(b)(2)                      Security Agreement dated as of March 8, 2001, among ROHN
                            Industries, Inc.; certain of its subsidiaries; and LaSalle
                            Bank, N.A., as administrative agent.*

(b)(3)                      Pledge Agreement dated as of March 8, 2001, by ROHN
                            Industries, Inc.; certain of its subsidiaries; and LaSalle
                            Bank, N.A., as administrative agent.*

(b)(4)                      First Amendment to Credit Agreement, dated as of March 28,
                            2001.*

(d)(1)                      Stock Purchase Agreement dated as of March 6, 2001, between
                            ROHN Industries, Inc. and the UNR Asbestos-Disease Claims
                            Trust.*

(e)                         Not applicable.

(g)                         Not applicable.

------------------------

*   Previously filed.